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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

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                           SCHEDULE 14D-1/A
                        TENDER OFFER STATEMENT
                 (AMENDMENT NO. 5 - FINAL AMENDMENT)
                              PURSUANT TO
       SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                    AND

                              SCHEDULE 13D
               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           BRC HOLDINGS, INC.
                       (NAME OF SUBJECT COMPANY)

                          ------------------

                      ACS ACQUISITION CORPORATION
                   AFFILIATED COMPUTER SERVICES, INC.
                                 (BIDDERS)

                          ------------------

                 COMMON STOCK, PAR VALUE $.10 PER SHARE
                    (TITLE OF CLASS OF SECURITIES)

                          ------------------

                             227174-10-9
                (CUSIP NUMBER OF CLASS OF SECURITIES)

                           DAVID W. BLACK
                     ACS ACQUISITION CORPORATION
                         2828 NORTH HASKELL
                        DALLAS, TEXAS  75204
                           (214) 841-6152

     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
       RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                               COPY TO:
                      DAVID G. LUTHER, JR., ESQ.
                        HUGHES & LUCE, L.L.P.
                          1717 MAIN STREET
                             SUITE 2800
                         DALLAS, TEXAS  75201
                            (214) 939-5500

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                                                              Page 2 of 6 Pages

                                 14D-1/A / 13D

---------------------
CUSIP NO. 227174-10-9
---------------------

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 1   NAME OF REPORTING PERSONS:
     ACS ACQUISITION CORPORATION
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON:  75-2786693
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 2   CHECK THE APPROPRIATE BOX IF                                      (a)  / /
     A MEMBER OF A GROUP                                               (b)  / /
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 3   SEC USE ONLY
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 4   SOURCES OF FUNDS
     AF and SC
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 5   CHECK IF DISCLOSURE OF                                                 / /
     LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)
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 6   CITIZENSHIP OR PLACE OF
     ORGANIZATION:  DELAWARE
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 7   AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:
     8,704,238 SHARES
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 8   CHECK IF THE AGGREGATE AMOUNT                                          / /
     IN ROW (7) EXCLUDES CERTAIN SHARES
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 9   PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (7):  63.36% (51% ON A FULLY DILUTED BASIS)
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 10  TYPE OF REPORTING PERSON:
     CO
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                                                              Page 3 of 6 Pages

                                 14D-1/A / 13D

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CUSIP NO. 227174-10-9
---------------------

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 1     NAME OF REPORTING PERSONS:
       AFFILIATED COMPUTER SERVICES, INC.
       S.S. OR I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSON:  51-0310342
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 2     CHECK THE APPROPRIATE BOX IF                                    (a)  / /
       A MEMBER OF A GROUP                                             (b)  / /
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 3     SEC USE ONLY
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 4     SOURCES OF FUNDS
       BK, WC and SC
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 5     CHECK IF DISCLOSURE OF                                               / /
       LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(e) or 2(f)
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 6     CITIZENSHIP OR PLACE OF
       ORGANIZATION:  DELAWARE
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 7     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON:
       8,704,238 SHARES
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 8     CHECK IF THE AGGREGATE AMOUNT                                        / /
       IN ROW (7) EXCLUDES CERTAIN SHARES
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 9     PERCENT OF CLASS REPRESENTED BY
       AMOUNT IN ROW (7):  63.36% (51% ON A FULLY DILUTED BASIS)
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 10    TYPE OF REPORTING PERSON:
       HC
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                                                              Page 4 of 6 Pages

     This Amendment No. 5 (the "Final Amendment") constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on October 23, 1998 (as amended, the "Schedule 14D-1") relating to the tender offer by ACS Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Affiliated Computer Services, Inc., a Delaware corporation ("Parent"), to purchase 8,704,238 shares of common stock, par value $.10 per share (collectively, the "Shares") of BRC Holdings, Inc., a Delaware corporation (the "Company"), at a purchase price of $19.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1998 (the "Offer to Purchase"), a copy of which is attached as Exhibit 1 to the
Schedule 14D-1, as supplemented by the Supplement thereto, dated November 16, 1998 (the "Supplement"), which is attached as Exhibit 19 to Amendment No. 3 to the Schedule 14D-1, which, together with any amendments or supplements thereto, constitute the "Offer." This filing also constitutes the initial Statement on Schedule 13D pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, on behalf of each of the Purchaser and Parent. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase, the Supplement and the
Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby amended and supplemented by the addition of the following:

     (a)-(b) The Offer expired at 12:00 midnight, New York City time, on Monday, December 14, 1998. Based on information provided by the Depositary, there were validly tendered and not withdrawn 9,671,066 Shares (including 1,338,763 Shares tendered by means of guaranteed delivery), or approximately 51% of the issued and outstanding shares of common stock of the Company on a fully diluted basis, which is equal to approximately 63.36% of the actual outstanding Shares. The Shares validly tendered and not withdrawn at such time were accepted for payment. On December 15, 1998, Parent issued a press release attached hereto as Exhibit 99.3.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 of the Schedule 14D-1 is hereby amended to add the following exhibit:

     (a) 99.3  Press Release of Parent dated December 15, 1998.

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                                                              Page 5 of 6 Pages

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1998.

                                       ACS ACQUISITION CORPORATION


                                       By:/s/  MARK A. KING
                                          -------------------------------------
                                       Name:  Mark A. King
                                          -------------------------------------
                                       Title:   Vice President
                                          -------------------------------------



                                       AFFILIATED COMPUTER SERVICES, INC.


                                       By:/s/  MARK A. KING
                                          -------------------------------------
                                       Name: Mark A. King
                                          -------------------------------------
                                       Title: Executive Vice President and Chief
                                              Financial Officer
                                          -------------------------------------

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                                                              Page 6 of 6 Pages

      EXHIBIT
      NUMBER                           ITEM
      -------                          ----
      (a) 99.3  Press Release of Parent dated December 15, 1998.